UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549





                                  SCHEDULE 13G





                    Under the Securities Exchange Act of 1934







                                    ICON plc
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                                (Name of Issuer)


            American Depositary Shares, representing Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45103T107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 14, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [] Rule 13d-1(b)

         [] Rule 13d-1(c)

         [X] Rule 13d-1(d)


                               Page 1 of 5 Pages

                                Page 2 of 5 pages

                                  SCHEDULE 13G

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1       NAME OF REPORTING PERSON:  Dr. Ronan Lambe
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  n/a

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2       CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                            Republic of Ireland
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                             5         SOLE VOTING POWER

        NUMBER OF
          SHARES                           2,408,080
                           ----------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ______________________________________________
       PERSON WITH           7         SOLE DISPOSITIVE POWER


                                           2,408,080
                           -----------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                   2,408,080
--------------------------------------------------------------------------------

10      CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           20.4%

--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON:
                                            IN
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                               Page 2 of 5 pages

                                Page 3 of 5 pages
Item 1.

         (a)      Name of Issuer:

                  The name of the issuer is ICON plc (the "Issuer").

         (b)      Address of Issuer's Principal Executive Offices:

                  The principal executive offices of the Issuer are located at South County Business Park, Leopardstown, Dublin 18, Ireland.

Item 2.

         (a)      Name of Person Filing:

                  This Schedule 13G Statement (this "Statement") is hereby filed by Dr. Ronan Lambe.

         (b)      Address of Principal Business Office, or, if none, Residence:

                  South County Business Park, Leopardstown
                  Dublin, Ireland

         (c)      Citizenship:

                  Republic of Ireland

         (d)      Title of Class of Securities:

                  American Depositary Shares, representing Ordinary Shares.

         (e)      CUSIP Number:         4503T107



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        (a)  [ ]   Broker or dealer registered under Section 15 of the Act
                   (15 U.S.C. 78o);

        (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

        (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act
                   (15 U.S.C. 78c);

        (d)  [ ]   Investment company registered under Section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e)  [ ]   An investment adviser in accordance with Section
                   240.13d-1(b)(1)(ii)(E);

        (f)  [ ]   An employee benefit plan or endowment fund in accordance
                   with Section 240.13d-1(b)(1)(ii)(F);


                               Page 3 of 5 pages

        (g)  [ ]   A parent holding company or control person in accordance
                   with Section 240.13d-1(b)(1)(ii)(G);

        (h)  [ ]   A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)  [ ]   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        (a)      Amount beneficially owned:

                 2,408,080

        (b)      Percent of class:

                 20.4%

        (c)      Voting and dispositive power:

                 2,408,080

Item 5. Ownership of Five Percent or Less of a Class.

             Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8. Identification and Classification of Members of the Group.

             Not applicable.

Item 9. Notice of Dissolution of Group.

             Not applicable.

Item 10. Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



Dated:   November 20, 2002



                               /s/ Dr. Ronan Lambe
                             ------------------------------------------------
                             Name:  Dr. Ronan Lambe
                             Title: Chairman of the Board




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